SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For September 21, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on September 21, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 21 September 2011
ING CRO Koos Timmermans to present at Bernstein conference
Today, Koos Timmermans, Chief Risk Officer of ING Group, will address the Bernstein Pan European Strategic Decisions conference in London, United Kingdom.
In his presentation, Koos Timmermans will demonstrate ING’s track record of delivering on its priorities, including strengthening its financial position, delivering on restructuring and generally building stronger Banking and Insurance organisations.
Mr. Timmermans will reiterate the substantial measures ING has taken since the beginning of the financial crisis, including managing down the asset base of the Bank and derisking the investment book. In this context he will explain that ING has responded to recent market developments by further reducing its government bond exposure to Southern European countries by EUR 3.2 billion while staying alert to further market developments. Furthermore, Mr. Timmermans will elaborate on ING Bank’s funding position and structure, providing an overview of ING Bank’s issuance to date in 2011.
In addition, Mr. Timmermans will address ING’s progress to meet the restructuring demands of the European Commission. ING is decisively yet prudently preparing the base case of two IPOs of the Insurance businesses while progress is being made to meet the other restructuring requirements.
Koos Timmermans will finish his presentation by illustrating ING Bank’s strategic position: a liability driven bank that is well positioned for the future, using its strong deposit gathering capability for future growth while managing its balance sheet efficiently through further integration.
Today’s presentation by Koos Timmermans can be downloaded at www.ing.com.

Press enquiries	Investor enquiries
Frans Middendorff	Ewald Walraven
+31 20 541 6516	+31 20 541 5463
Frans.Middendorff@ing.com	Ewald.Walraven@ing.com

ING PROFILE
ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: September 21, 2011